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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Magellan Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559079-10-8
                       ----------------------------------
                                 (CUSIP Number)

                          Michael A. Gerstenzang, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 15, 1999
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 559079-10-8
    1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors II, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
    3

    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES
                              8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                6,300,053 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH

                              10 SHARED DISPOSITIVE POWER 6,300,053 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,300,053 (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.53% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 amends and supplements the Schedule 13D (as amended to the date hereof, the "Schedule") filed on July 26, 1999, as amended on September 30, 1999, by TPG Advisors II, Inc. ("TPG Advisors") with respect to the common stock, par value $0.25 per share (the "Common Stock"), of Magellan Health Services, Inc. (the "Company"). All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

     On December 14, 1999, TPG Magellan LLC ("TPG Magellan") and the Company amended and restated the Investment Agreement, dated as of July 19, 1999, between TPG Magellan and the Company, as amended by Amendment Number One to Investment Agreement, dated as of September 30, 1999. The Investment Agreement, as amended and restated on December 14, 1999, is referred to herein as the "Amended and Restated Investment Agreement." The Amended and Restated Investment Agreement (i) eliminated TPG Magellan's obligation to purchase from the Company, and the Company's obligation to sell to TPG Magellan, 16,362 shares of the Company's Series B Cumulative Convertible Preferred Stock, without par value (the "Series B Preferred Stock"), for $16,362,000, and (ii) provided for an option (the "Option") pursuant to which TPG Magellan would have the right under certain circumstances to purchase additional shares of Series A Preferred Stock. The terms of the Option are described below. The Amended and Restated Investment Agreement has been filed as Exhibit 1 to this document.

     On December 15, 1999, pursuant to the Amended and Restated Investment Agreement, the TPG Parties purchased from the Company an aggregate of 59,063 shares of the Company's Series A Cumulative Convertible Preferred Stock, without par value (the "Series A Preferred Stock") for $59,063,000 and received certain fees from the Company in connection with such purchase. TPG purchased 50,323 shares of Series A Preferred Stock, TPG Parallel purchased 3,434 shares of Series A Preferred Stock, TPG Investors purchased 5,249 shares of Series A Preferred Stock and TPG 1999 purchased 57 shares of Series A Preferred Stock. The funds for the purchase were obtained from general funds available to the TPG Parties and their affiliates.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

     TPG Magellan currently intends to assign its right to purchase the Option Shares (as defined below) pursuant to the Option to TPG, TPG Parallel, TPG Investors and TPG 1999. If the Option is exercised, the total purchase price of the Option Shares would be $21,000,000, and except under certain circumstances described below, the TPG Parties would be required to exercise the Option in whole and not in part. It is currently anticipated that the funds required for any purchase of the Option Shares will be obtained from general funds available to the TPG Parties and their affiliates. The required funds will be reduced if TPG Magellan assigns to persons not affiliated with it the right to purchase any of the Option Shares. TPG Magellan currently has no plans to assign any rights to purchase Option Shares to nonaffilates.

Item 4.           Purpose of Transaction.
                  -----------------------

     The Amended and Restated Investment Agreement (i) eliminated TPG Magellan's obligation to purchase from the Company, and the Company's obligation to sell to TPG Magellan, 16,362 shares of Series B Preferred Stock, for $16,362,000; and
(ii) provided for the Option pursuant to which TPG Magellan would have the right under certain circumstances to purchase additional shares of Series A Preferred Stock.

     The Option

     The Amended and Restated Investment Agreement provides that following the effective time of the last to be obtained of the approvals necessary to permit the option to be exercised (the "Effective Time"), TPG Magellan will have an irrevocable option to purchase 21,000 shares of Series A Preferred Stock (the "Option Shares") for an aggregate purchase price of $21,000,000 (the "Option Purchase Price"). As more fully described in the Amended and Restated Investment Agreement, the necessary approvals are: (i) the requisite approval of the Company's board of directors; (ii) the requisite approval of the Company's stockholders; (iii) the requisite approval of the lenders under the Credit Agreement, dated as of February 12, 1998 (the "Credit Agreement"), among the Company, the lenders named therein, and The Chase Manhattan Bank, as Administrative Agent, as the same has been and may be amended, modified, refinanced or otherwise replaced; and (iv) certain required regulatory and governmental approvals. If, at the first meeting of the Company stockholders held after December 14, 1999, the Company does not obtain the requisite approval of its stockholders to permit TPG Magellan to exercise the Option, the Company will be required to pay TPG Magellan a fee of $500,000. The Company has agreed to use its best efforts to obtain the requisite approval of its board of directors and the requisite approval of the lenders under the Credit Agreement to permit TPG Magellan to exercise the Option by January 15, 2000. The Company also has agreed to use its best efforts to hold a stockholder meeting at which the Option will be considered by April 5, 2000.

     The Option may be exercised by TPG Magellan at any time, in whole and not in part, during the period commencing on the Effective Time and ending on the date that is 30 calendar months thereafter (such date, as it may be extended, the "Expiration Date"). Under certain circumstances described below, the Expiration Date may be extended and the Option may be exercised in part. The purchase of the Option Shares pursuant to the Option is referred to herein as the "Option Purchase" and the closing of the Option Purchase is referred to herein as the "Option Closing."

     Subject to certain conditions, in the event that the closing price of the Common Stock exceeds the Conversion Price (as defined below) on each trading day for a period of 45 consecutive trading days (the "45-Trading Day Reference Period"), the Company will have the right, at its option and election, to require TPG Magellan to exercise the Option, in whole and not in part, and to purchase the Option Shares. The term "Conversion Price" means the price per share of Common Stock at which a share of Series A Preferred Stock may be converted into Common Stock. As of the date of filing of this document, the Conversion Price is $9.375 per share of Common Stock, but may be adjusted from time to time as provided in the Certificate of Designations pursuant to which the Series A Preferred Stock was issued (the "Series A Certificate of Designations"). The Company's right to require TPG Magellan to exercise the Option and purchase the Option Shares expires on the date that is 30 calendar months after the Effective Time (even if the Expiration Date is extended beyond such time). The Company will not have the right to require TPG Magellan to exercise the Option, and TPG Magellan will not be required to purchase the Option Shares unless (i) the Common Stock shall have been validly listed for trading on the New York Stock Exchange or other national securities exchange or quoted on a nationally recognized quotation system on each day in the relevant 45-Trading Day Reference Period and on the date of the Option Closing, (ii) the average daily trading volume in the Common Stock during the relevant 45-Trading Day Reference Period is at least 60% of the average daily trading volume in the Common Stock for the 180-day period ending on July 19, 1999, (iii) as of the Option Closing, the shelf registration statement the Company is required to file with respect to the Series A Preferred Stock, the Common Stock and certain other securities pursuant to the Registration Rights Agreement, as amended, is effective under the Securities Act of 1933, as amended, and is available for use in connection with the offer and sale of shares of Series A Preferred Stock and Common Stock, (iv) no Change of Control (as defined in the Series A Certificate of Designations) shall have occurred since December 14, 1999, (v) the Company shall not have breached or defaulted under the Amended and Restated Investment Agreement or the Series A Certificate of Designations or the Series B Certificate of Designations in any material respect (other than breaches or defaults that have been cured or waived) and (vi) on the date of the Option Closing, the Company is permitted to sell all of the Option Shares to TPG Magellan under the terms of the Indenture between the Company and Marine Midland Bank, as Trustee, dated as of February 12, 1998 (the "Indenture"), with respect to the Company's 9.0% Senior Subordinated Notes due 2008, as the same may be amended, modified, refinanced or otherwise replaced. Following exercise of the Option, whether voluntarily or as requested by the Company, the obligation of TPG Magellan to purchase the Option Shares is subject to the satisfaction and waiver of certain conditions, including, among other things, the receipt of a letter containing certain representations and warranties of the Company, the accuracy of those representations and warranties as of the date of the Option Closing and the nonoccurrence of a Material Adverse Effect, Control Transaction or Insolvency Event (each as defined in the Amended and Restated Investment Agreement).

     In the event (a "Restriction Event") that TPG Magellan delivers a notice of its intention to exercise the Option and the Company is prohibited from selling any Option Shares to TPG Magellan pursuant to certain enumerated provisions of the Indenture, the Company will not be required to sell Option Shares to TPG Magellan at the Option Closing to the extent that the Company is prohibited from doing so as a result of such provisions. In such event, TPG Magellan will have the right to (i) exercise the Option in part and purchase (a "Partial Purchase") at the Option Closing that number of Option Shares that the Company is permitted to sell under the Indenture or (ii) withdraw its notice of exercise of the Option. In connection with any Partial Purchase, the Option Purchase Price will be proportionately reduced to reflect the actual number of Option Shares purchased at the Option Closing. Following the Option Closing with respect to a Partial Purchase, the Option will remain effective with respect to the Option Shares that the Company was not permitted to sell at the Option Closing on the same terms and conditions set forth in the Amended and Restated Investment Agreement, except that the Option Purchase Price will be proportionately reduced to reflect the number of Option Shares still subject to the Option.

     In the event a Restriction Event occurs, the Expiration Date will be extended so that it will occur no earlier than the ninetieth day after the first day on which the Company may sell Option Shares to TPG Magellan without restriction under the Indenture, but in no event will the Expiration Date be extended beyond the date that is 54 calendar months after the Effective Time.

     The Amended and Restated Investment Agreement provides that TPG Magellan may assign its rights to purchase the Option Shares to its affiliates and, prior to the Option Closing, may assign its right to purchase up to 49% of the Option Shares to nonaffilates. TPG Magellan currently plans to assign its rights to purchase 17,892 of the Option Shares to TPG, 1,221 of the Option Shares to TPG Parallel, 1,867 of the Option Shares to TPG Investors and 20 of the Option Shares to TPG 1999 and has no plans to assign its right to purchase any Option Shares to nonaffiliates. In the event that any person other than TPG Magellan or its affiliates shall have the right to exercise any portion of the Option, such person may independently exercise such portion of the Option (in whole and not in part).

     Pre-emptive Rights

     If the transactions contemplated by the Amended and Restated Investment Agreement give rise to any pre-emptive rights on behalf of any person to purchase shares of Series A Preferred Stock and those rights are validly exercised, TPG Magellan has agreed that it will return to the Company that number of shares of Series A Preferred Stock purchased by TPG Magellan on December 15, 1999 that is necessary to permit the Company to satisfy such pre-emptive rights, and the Company has agreed that it will return to TPG Magellan the purchase price for the returned shares. In such event, a proportional increase will be made in the number of Option Shares that may be purchased by TPG Magellan pursuant to the Option and the Option Purchase Price.

     The Certificates of Designations

     The Series A Certificate of Designations has been amended to conform to the Amended and Restated Investment Agreement. In addition, the Series A Certificate of Designations has been amended to provide that the Company will not be entitled to exchange the Series A Preferred Stock for debentures until after the Option has been exercised, has expired or is no longer exercisable.

     The obligation of TPG Magellan to purchase, and the Company to sell, shares of Series B Preferred Stock has been eliminated. Accordingly, Series B Preferred Stock will only be issued under the Amended and Restated Investment Agreement upon a conversion of shares of Series A Preferred Stock into Common Stock in respect of accrued and unpaid dividends on such shares of Series A Preferred Stock if certain shareholder approvals have not been received with respect to the Series A Preferred Stock.

     The Certificate of Designations pursuant to which the Series B Preferred Stock will be issued (the "Series B Certificate of Designations") has been amended to conform to the Amended and Restated Investment Agreement. In addition, the date prior to which the Company must obtain certain shareholder approvals with respect to the Series B Preferred Stock has been changed from March 15, 2000 to the ninetieth day after the original issuance of the Series B Preferred Stock (the "90-Day Anniversary Date"). If the shareholder approvals are not obtained by that date, the dividend rate on the Series B Preferred Stock will increase to 12% per annum from 6.5% per annum and the Conversion Price with respect to the Series B Preferred Stock will decrease to $9.125. If the shareholder approvals are obtained on or prior to the 90-Day Anniversary Date, the Conversion Price with respect to the Series B Preferred Stock will increase to $9.625. After the Company obtains the shareholder approvals, the dividend rate on the Series B Preferred Stock will be reduced back to 6.5% per annum. The required shareholder approvals are (i) the issuance of Common Stock in respect of accrued and unpaid dividends on the Series B Preferred Stock, (ii) the issuance of Common Stock upon the conversion or exchange of Series B Preferred Stock and (iii) the vesting of voting rights in respect of the Series B Preferred Stock. The Series B Certificate of Designations also has been amended to provide that the Company will not be entitled to exchange the Series B Preferred Stock for debentures until after the Option has been exercised, has expired or is no longer exercisable.

     Registration Rights Agreement

     On December 14, 1999, TPG Magellan and the Company also executed Amendment No. 1 to the Registration Rights Agreement, dated as of July 19, 1999, between TPG Magellan and the Company. The Registration Rights Agreement was amended solely to conform that agreement to the Amended and Restated Investment Agreement. Amendment No. 1 to the Registration Rights Agreement has been filed as Exhibit 2 to this document.

     The description of the Amended and Restated Investment Agreement, the Certificates of Designations and Amendment No. 1 to the Registration Rights Agreement are qualified in their entirety by reference to the Amended and Restated Investment Agreement, the Certificates of Designations and Amendment No. 1 to the Registration Rights Agreement, respectively.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

Exhibit 1 Amended and Restated Investment Agreement, dated as of December 14, 1999, by and between TPG Magellan LLC and Magellan Health Services, Inc., including the amended forms of the Certificates of Designations of Series A and Series B Preferred Stock.

Exhibit 2 Amendment No. 1 to Registration Rights Agreement, dated as of December 14, 1999, by and between TPG Magellan LLC and Magellan Health Services, Inc.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II, Inc. is true, complete and correct.

Dated:  December 21, 1999

                                       TPG ADVISORS II, INC.


                                       By:   /S/ Richard A. Ekleberry
                                             ------------------------
                                       Name:  Richard A. Ekleberry
                                       Title:   Vice President